Press release

Skandia

January 23, 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Cecilia Daun-Wennborg appointed new CEO of SkandiaLink, Sweden

Cecilia Daun-Wennborg, formerly administrative director of SkandiaLink, has been appointed CEO of SkandiaLink, Sweden. She succeeds Cecilia Kragsterman, who has been appointed head of Skandia's Global Business Development unit.

For further information, please contact:

Cecilia Daun-Wennborg, CEO, SkandiaLink, +46-8-7881913,
Gunilla Svensson, Pressofficer, Skandia, +46-8-7884297, 070-5757578

dw 2/25

Press release

Skandia

8 January 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

Skandia continues to refine its strategic focus

Skandia Insurance Company Ltd. is continuing the strategic focusing of its business through the sale of the ongoing asset management activities of Skandia Asset Management (SAM) to Den norske Bank (DnB). The agreement covers approximately SEK 280 billion in managed assets and roughly 220 employees. The purchase price is SEK 3.2 billion, with a capital gain of approximately SEK 2 billion.

"Skandia's business concept is based on cooperating in networks with fund groups and distributors for the delivery of innovative, world-class financial services," says Lars-Eric Petersson, President and CEO of Skandia. "Through the sale of the ongoing asset management, which has been a part of SkandiaBanken, we are now focusing on the links in the value chain that fit in with Skandia's long-term strategy: product development, selection of funds and fund companies, marketing, and sales support for our distributors."

Ulf Spång, Chairman of SkandiaBanken and Senior Executive Vice President of Skandia comments: "From the onset SkandiaBanken has drawn recognition through a robust inflow of customers, strong volume growth and numerous distinctions. SkandiaBanken will continue to strengthen its relations with its customers in the Nordic market, package the best solutions, and it will be the best bank for customers in need of financial advice."

Svein Aaser, President and CEO of DnB, comments: "Skandia Asset Management is a professional player that has delivered good results to its customers and owners. It is important that we capitalize on and further develop SAM's business in Norway, Sweden, and outside the Nordic region. DnB's current asset management operation fits well together with SAM's and will provide a strong platform for further growth."

Anders Kvist, currently President of SAM, will head DnB's combined asset management operation and will be a member of DnB's executive management. This, along with the stability that DnB represents, will add continuity to the

operation and form the base for continued successful management for Skandia and its customers.

SkandiaBanken had approximately 1.2 million customers at year-end 2001, an increase of roughly 200,000 for the year. Deposits amount to approximately SEK 30 billion. SkandiaBanken is an Internet and advisory services bank offering savings and insurance products designed for individuals. As previously, its business also includes wealth management and Skandia Fonder. Prior to the deal with DnB, SkandiaBanken had approximately 2,000 employees.

DnB is Norway's largest financial services group, with approximately 7,200 employees. The group has strong brands which, in addition to DnB, include Postbanken and Vital. DnB has 2.2 million retail customers and slightly more than 100,000 corporate clients. The group has a nationwide network of financial services centres and branches, plus international units in the USA, Europe and Asia. Including the parts of SAM that DnB is now acquiring, DnB will have approximately SEK 400 billion in assets under management.

The deal is conditional upon the necessary regulatory approvals.

For further information, please contact:

Carl-Henrik Knutsson, Communication Manager, Skandia, tel. +46-8-788 2500
Harry Vos, Head of Investor Relations, tel. +46-8-788 2500